Exhibit 99.1
PRESS RELEASE:
Randgold Resources and Moto Goldmines enter into Business Combination
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
London, United Kingdom, 5 August, 2009 — Randgold Resources Limited (LSE:RRS) (NASDAQ:GOLD) (“Randgold”) and Moto Goldmines Limited (“Moto” or the “Company”) (TSX:MGL) (AIM:MOE) today announced that the offer from Randgold, which was announced on 27 July 2009, has been accepted by Moto and that they have entered into an arrangement agreement (the “Arrangement Agreement”) providing for the exchange of each outstanding common share of Moto for the equivalent of C$4.84 per share (as at 4 August 2009) on the basis of each Moto common share being exchanged for 0.07061 of a Randgold ordinary share or American Depositary Share (“ADS”) of Randgold (the “Randgold Transaction”).
Immediately prior to accepting the Randgold Transaction, Moto terminated the existing arrangement agreement with Red Back Mining Inc. (“Red Back”) in accordance with its terms and initiated payment to Red Back of the agreed termination fee of C$15,250,000. The voting agreements of the Moto directors and officers regarding the Red Back transaction have also been terminated.
Moto has also cancelled the meeting of Moto shareholders and optionholders that was scheduled for 4:00 p.m. (Vancouver, British Columbia time) on 5 August 2009. Moto will advise of the new date for a meeting of Moto shareholders and optionholders to consider the Randgold Transaction once that date is set.
Under the Randgold Transaction, Moto shareholders will receive 0.07061 of an ordinary share of Randgold (or, where applicable, 0.07061 of an ADS of Randgold) per Moto share. In addition, Moto shareholders will be provided the option to elect to receive (in lieu of Randgold shares or ADSs) cash consideration of US$4.47 per Moto share in respect of all or some of their Moto shares, subject to proration based on an aggregate maximum cash amount payable to all Moto shareholders under the Randgold Transaction of US$244 million (the “Cash Election”). Assuming full take-up of the Cash Election Randgold would expect to issue a total of approximately 3.9 million shares (including shares represented by ADSs) and pay a total cash amount of approximately US$244 million to Moto shareholders.
Moto’s Board of Directors has unanimously recommended that the shareholders and optionholders of Moto vote in favour of the Randgold Transaction. Concurrently with Moto entering into the Arrangement Agreement with Randgold, the directors and officers of Moto have entered into voting agreements in respect of the Randgold Transaction (representing an aggregate of 2,782,472 million shares (2.5%) of Moto). Together with the support of shareholders of Moto representing an aggregate of 39.4 million shares, a total of 42.2 million shares, or 38.2% of the issued and outstanding common shares of Moto, have agreed to support the Randgold Transaction. In addition, Randgold has received formal written support for the Randgold Transaction from the Government of the DRC.
Based on the closing price of Randgold ADSs on NASDAQ on 4 August 2009 of US$64.11 per ADS, the Randgold Transaction values Moto at approximately US$500 million (C$534 million based on the noon exchange rate published by the Bank of Canada on 4 August 2009) and represents a premium to Moto shareholders of:
•	approximately 7%, based on the closing price of Moto’s common shares on the Toronto Stock Exchange as at 29 May 2009, the last business day prior to the announcement of the offer by Red Back (the “Red Back Transaction”) and the closing price of Randgold’s ADSs on NASDAQ, adjusted to Canadian dollars, as at 4 August 2009; and

•	approximately 51%, based on the 20-day volume-weighted average price of Moto’s common shares on the Toronto Stock Exchange to 29 May 2009, the last business day prior to the announcement of the Red Back Transaction and the 20-day volume weighted average price of Randgold’s ADSs on NASDAQ, adjusted to Canadian dollars, to 4 August 2009.
Joint Venture with AngloGold Ashanti
Randgold and AngloGold Ashanti Limited (“AngloGold”) have agreed to cooperate in respect of the Randgold Transaction. In that regard, AngloGold has agreed to fully fund the Cash Election described above in partial payment for an indirect 50% interest in Moto which it will acquire upon completion of the Randgold Transaction. In addition, following completion of the Randgold Transaction, AngloGold will be jointly responsible with Randgold for funding the development of the Moto Gold Project for the collective benefit of the shareholders of all three companies. Randgold will be appointed operator of the project.
Randgold and AngloGold have received the full support from their respective boards of directors for the Randgold Transaction. Neither Randgold nor AngloGold requires shareholder approval in order to proceed with the Randgold Transaction.
Key benefits of the Randgold Transaction to Moto shareholders
Randgold is a gold producer with a proven track record of finding, financing, developing and operating mines in West Africa. Randgold has a history of building strong relationships with the governments in whose countries it operates, especially in Francophone Africa, and has a proven track record of delivering profits and real value to shareholders through long term disciplined growth based on maintaining a pipeline of high-quality development projects, strict cost control and operational excellence. AngloGold is one of the largest gold producers in the world with meaningful production and exploration activities in Africa, including exploration activities in the Democratic Republic of the Congo (“DRC”). The agreement to develop jointly the Moto Gold Project combines Randgold’s and AngloGold’s regional business knowledge and government relationships with their extensive gold mining expertise.
Randgold and Moto see the following key attractions to the Randgold Transaction:
•	Ability to bring the Moto Gold Project into production. Moto shareholders will benefit from Randgold’s strong, experienced technical and management teams that have proven their ability to bring assets into production in West Africa. Randgold and AngloGold, together, bring the scale and the access to capital required to bring the Moto Gold Project into production, together with their experience in governmental relationships. Randgold’s capital projects team is the same team that has successfully built three mines in West Africa, including one underground mine, and has proven its ability to build mining projects to first world standards within acceptable capital constraints.

•	Political support and regional knowledge. Randgold has a successful track record of unlocking the mineral wealth of other countries in the region, in particular in Francophone Africa, whilst at the same time being regarded as a good corporate citizen and socially responsible. Across its six operations in three West African countries, together with its Geita gold mine in Tanzania, AngloGold has a well established mining track record in West and Eastern Africa. AngloGold has been a joint venture partner with Randgold in the Morila mine in Mali since July 2000, where the two companies continue to enjoy a successful partnership. Following its business combination with Ashanti Goldfields Company Limited in April 2004, AngloGold acquired exploration properties in the DRC, with current greenfield exploration activities focused around the town of Mongbwalu in the north-eastern part of the country. In addition to its extensive exploration activities in the north-east, AngloGold also maintains a fully staffed country office in the DRC capital, Kinshasa. As such, Randgold and Moto believe that Randgold’s and AngloGold’s relationships in Africa will assist in unlocking the value of the Moto Gold Project. Randgold has received formal written support for the Randgold Transaction from the Government of the DRC.

•	Continued participation in the Moto Gold Project. Moto shareholders, through their interest in the enlarged Randgold, will continue to benefit from any upside in the Moto Gold Project when it is developed by Randgold and AngloGold.

•	Liquidity. Over the last month the average aggregate daily trading value of Randgold shares on the London Stock Exchange and Randgold ADSs on NASDAQ was US$95 million, compared to an aggregate of US$2 million for Moto’s shares on the Toronto Stock Exchange and the London Stock Exchange’s Alternative Investment Market, adjusted to United States dollars, to 4 August 2009.

•	Diversification of risk. Through their continued participation in the enlarged Randgold, Moto shareholders will have an interest in a company that is active across West and Central Africa, with assets that span the developmental lifecycle, from exploration and highly prospective opportunities through to immediately pre-development projects and producing assets.

•	Participation in the upside in Randgold’s portfolio. Moto shareholders will participate in any upside in Randgold’s existing assets and successful exploration portfolio. In particular, Randgold sees significant continued exploration upside at both Loulo and Tongon, whilst Massawa and Randgold’s latest discovery, Gounkoto, have the potential to be truly world class assets.

•	Financial strength in challenging times. Randgold and AngloGold are well funded and, together with their existing strong cash flows from operations, are capable of funding current development and future projects, including the Moto Gold Project.

•	Ability to exit for certain value at a premium. In the event that any Moto shareholder is not attracted to the merits of the Randgold Transaction as outlined above, an option to elect for up to 100% cash consideration (subject to proration) and lock in the premium being offered is available.
Transaction
The Randgold Transaction will be carried out by way of statutory plan of arrangement, on substantially similar terms to that which had been contained in the arrangement agreement with Red Back. On closing of the Randgold Transaction, Moto will become indirectly jointly-owned by Randgold and AngloGold. Under the terms of the Randgold Transaction, assuming that Moto shareholders elect to receive the maximum aggregate amount of cash offered under the Cash Election, being US$244 million, it is expected that Randgold will issue approximately 3.9 million shares (including shares represented by ADSs) to Moto shareholders as consideration, representing approximately 4.6% of Randgold’s shares in issue following closing. If no Moto shareholders elect to receive the Cash Election, it is expected that Randgold would issue approximately 7.8 million shares (including shares represented by ADSs) to Moto shareholders as consideration, representing approximately 8.6% of Randgold’s shares in issue following closing.
If Moto shareholders elect to receive, in aggregate, more than the maximum aggregate amount of cash offered under the Randgold Transaction, (a) the amount of cash consideration available to Moto shareholders making a cash election pursuant to the Randgold Transaction will be allocated pro rata among all Moto shareholders making valid cash elections; and (b) each Moto shareholder electing cash will instead receive Randgold ordinary shares (or ADSs, as applicable) in exchange for the remainder of their Moto shares for which they did not receive cash due to proration.
Entitlements to fractions of a Randgold share (or ADS, as applicable), as well as the entitlements of any Moto shareholders who are resident in any jurisdictions where it is or may be unlawful for them to receive Randgold shares (or ADS, as applicable), will be paid in cash pro rata to entitlements, based on a whole Randgold share being valued at US$63.26, and such cash payments, if any, will not reduce the amount available to pay the Cash Election.

The Arrangement Agreement includes a commitment by Moto not to solicit or initiate discussions concerning alternative transactions, including the sale of material assets. Moto has agreed to pay a break fee of US$14,627,300 to Randgold in certain circumstances and has granted Randgold the right to match competing offers. Randgold has agreed to reimburse Moto for the Red Back termination fee in certain circumstances where the Randgold Transaction does not close. Each party has also been provided with certain other rights, representations and warranties and covenants customary for a transaction of this nature.
Completion of the Randgold Transaction is subject to certain customary conditions, including the receipt of all necessary court and regulatory approvals, third party consents and the approval of the Randgold Transaction by not less than 66 2/3% of the outstanding shares and options of Moto, voting as a single class and a simple majority of the votes cast in person or by proxy by Moto shareholders at the special meeting that will be called to approve the Randgold Transaction.
Full details of the transaction will be included in a Moto Management Information Circular to be filed with applicable Canadian securities regulatory authorities and mailed to Moto shareholders in accordance with applicable Canadian securities laws. Moto expects to mail the Management Information Circular in September 2009. The transaction is expected to close in October 2009.
BMO Capital Markets has provided an opinion to the Moto Board of Directors that the consideration to be received by the shareholders of Moto in connection with the Randgold Transaction is fair, from a financial point of view, to Moto shareholders. Randgold’s financial advisor is HSBC Bank plc.
This release is for informational purposes only and it is not intended to be proxy solicitation materials and it does not constitute an offer to sell or a solicitation of an offer to buy securities of Randgold, Moto or AngloGold.
Enquiries:
For further information, please contact:

Randgold Resources Limited
Dr Mark Bristow	Kathy du Plessis
Chief Executive	Investor & Media Relations
Tel: +44 788 071 1386	Tel: +44 20 7557 7738
Tel: +44 779 775 2288	email: randgoldresources@dpapr.com

Moto Goldmines Limited
Andrew Dinning	Mark Arnesen
President and Chief Operating Officer	Financial Director and Chief Financial Officer
Tel: +61 8 9273 4222	Tel: +61 8 9273 4222
email: adinning@motogoldmines.com	email: marnesen@motogoldmines.com

RFC Corporate Finance Ltd (Nominated Advisor to Moto for the purposes of AIM)
Steve Allen
Tel: +61 8 9480 2508
email: Steve.Allen@rfc.com.au

GMP Securities Europe LLP (AIM Broker to Moto)
James Cassley
Tel: +44 20 7647 2803
email: james.cassley@gmpeurope.com

Randgold Resources Limited website:	www.randgoldresources.com

Moto Goldmines Limited website:	www.motogoldmines.com

About Randgold
Randgold is a gold mining and exploration company with its principal activities focused on West and East Africa and stated reserves of 8.87 Moz. In Mali, Randgold has an 80% controlling interest in the Loulo mine, which is currently mining from two open pits and has just commenced mining from one underground mine whilst developing a second underground mine. In the Loulo region, Gounkoto, on the Loulo permit, is shaping up as a significant new discovery. Also in Mali, Randgold owns a 40% interest in the Morila Joint Venture, the owner of the Morila mine, which it also operates. In Côte d’Ivoire, Randgold owns an effective 84% controlling interest in the Tongon development project, where it has commenced construction and expects to be in production towards the end of 2010. In Senegal, Randgold has a new discovery, Massawa, which is at prefeasibility stage and which it believes has multi million ounce potential and the makings of a world-class orebody. Randgold also has exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania. The acquisition of Moto will increase Randgold’s attributable mineral reserves, measured and indicated resources, and inferred resources by 1.9 Moz, 4.0 Moz, and 3.9 Moz, respectively.
About Moto
Moto is an emerging gold producer committed to developing its key asset, a 70% interest in the Moto Gold Project (“the Project”) which is one of the largest undeveloped gold deposits in Africa. The project is a joint venture between L’Office des Mines d’or de Kilo-Moto (“OKIMO”) and Moto and covers an area of approximately 1,836 km2 with significant mineral resources and growth potential. The company completed an Optimized Feasibility Study in March 2009 which contemplates an open pit and underground mining operation producing approximately 2.4 million ounces in the first five years of operation, with total mineral reserves estimated to be 5.5 Moz. The Project hosts significant inferred mineral resources of 11.2 Moz which provide a solid platform for growth. As at 31 March 2009, Moto had gross assets of approximately AUS$245.8m. For the year ended 31 December 2008, Moto made a net loss of approximately AUS$14.1m.
The information in this news release that relates to the Moto Gold Project’s Mineral Resources is based on information compiled by Rick Adams and Ted Hansen who are members of the Australasian Institute of Mining and Metallurgy (AusIMM) and are qualified persons under NI 43-101. Rick Adams and Ted Hansen are directors of Cube Consulting Pty Ltd and consent to the inclusion in this report of the information, in the form and context in which it appears.
The information in this news release that relates to the Moto Gold Project’s open pit Mineral Reserves is based on information compiled by Cube Consulting Pty Ltd under the direction of Quinton de Klerk who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a qualified person under NI 43-101. Quinton de Klerk is a director of Cube Consulting Pty Ltd and consents to the inclusion in this report of the Information, in the form and context in which it appears.
The Information in this news release that relates to the Moto Gold Project’s underground Mineral Reserves is based on information compiled by SRK Consulting Pty Ltd under the direction of Paul Kerr who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a qualified person under NI 43-101. Paul Kerr is an employee of SRK Consulting Pty Ltd and consents to the inclusion in this report of the Information, in the form and context in which it appears.
Legends
HSBC, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Randgold and no one else in connection with the Randgold Transaction and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Randgold Transaction, the contents of this announcement or any other matter referred to herein.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934,and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based include that Randgold and Moto will be able to satisfy the conditions in the Arrangement Agreement, that the required approvals will be obtained from the shareholders of Moto, that all third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Randgold or Moto and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold and Moto to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of the combined companies, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended December 31, 2008 which was filed with the U.S. Securities and Exchange Commission on May 15, 2009 and in the section entitled “Risk Factors” in Moto’s Amended and Restated Annual Information Form of the year ended December 31, 2008. Although Randgold and Moto have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold and Moto do not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
Cautionary note to US investors; the U.S. Securities and Exchange Commission (the “SEC”) permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
Randgold and Moto will be filing important documents relating to the Randgold Transaction with the SEC and with applicable Canadian securities regulatory authorities, including a copy of the Arrangement Agreement. The description of the Arrangement Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement. Investors and security holders are urged to carefully read the Arrangement Agreement and all such documents filed with the SEC and applicable Canadian securities regulatory authorities, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of such documents at the SEC’s web site at www.sec.gov, at the website of the Canadian securities regulators at www.sedar.com, or by directing a request to Moto as provided above or to:
Randgold Resources Limited
David Haddon
General Counsel and Secretary